Exhibit 99.4
Deutsche Bank Global Transaction Banking

DEPOSITARY RECEIPTS	March 26, 2018

Depositary’s Notice of Annual General Meeting of Hutchison China MediTech Limited:

ADS Issuer:	Hutchison China MediTech Limited

ADS CUSIP:	44842L103 (DTC Eligible)	ADS ISIN:	US44842L1035

Country:	United Kingdom

Meeting Details:	Annual General Meeting to be held on Friday, April 27, 2018 at 11:00 am, at 4th Floor, Hutchison House, 5 Hester Road, Battersea, London SW11 4AN

ADS Record Date:	March 16, 2018

Voting Deadline:	April 20, 2018 at 10:00 AM (New York City time)

Meeting Date:	April 27, 2018

Meeting Agenda:	The Notices of Meeting including the Agenda are available on the website of the Company at www.chi-med.com

Ratio (ORD:ADS):	1 : 2

Deutsche Bank Trust Company Americas, as depositary (the “Depositary”) for the American depositary share (“ADS”) program of Hutchison China MediTech Limited (the “Company”) has received notice from the Company of its Annual General Meeting currently scheduled on the date set forth above. The Company has informed the Depositary that copies of its Annual Report and Notice of Annual General Meeting are available on the Company’s website at www.chi-med.com.

In accordance with the provisions of deposit agreement by and among the Company, the Depositary and the holders of ADSs from time to time dated March 16, 2016 (the “Deposit Agreement”), registered holders of ADSs at the close of business (NY time) on the ADS Record Date set forth above (“Holders”) will be entitled, subject to any applicable provision of law and the Memorandum and Articles of Association of the Company and the provisions of or governing the ordinary shares of the Company (the “Shares”), to instruct the Depositary as to the exercise of the voting rights pertaining to the whole number of  shares represented by such Holder’s ADS.  A voting instruction form is enclosed for that purpose.

Upon the timely receipt from a Holder of a properly completed voting instruction form on or before the voting deadline set forth above, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Memorandum and Articles of Association of the Company and the provisions of or governing the Shares, to vote or cause the custodian under the Deposit Agreement to vote the Shares (in person or by proxy) represented by ADSs in accordance with such voting instructions.

As the Company has not advised the Depositary that it is aware or should reasonably be aware that substantial opposition exists from Holders against the outcome for which the person designated by the Company as described below would otherwise vote or that the outcome for which the person designated by the Company would otherwise vote would materially and adversely affect the rights of holders of Shares, Holders are advised that in the event that (i) the Depositary timely receives a voting instruction form which fails to specify the manner in which the Depositary is to vote the Shares represented by the ADSs held by such Holder or (ii) no timely instructions are received by the Depositary from a Holder, unless the Company shall advise as aforesaid the Depositary will be required to deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to the Shares represented by such Holder’s ADSs and the Depositary will give a discretionary proxy to such designated person. Subject to applicable law, regulation, the Memorandum and Articles of Association of the Company, even if the Company should advise the Depositary as described above, the Depositary shall, if so requested in writing by the Company, represent all Shares (whether or not voting instructions have been received in respect of such Shares from Holders) for the purpose of establishing a quorum at a meeting of shareholders.

In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with the Memorandum and Articles of Association, the Depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the Depositary from Holders shall lapse.

Holders are advised that (a) there can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, (b) the Depositary has not reviewed the Company’s website or any of the items thereon, and is not liable for the contents thereof, (c) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company’s website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon and (d) save for applicable provisions of Cayman Islands law, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Shares or the manner in which such vote is cast or the effect of any such vote.

Please note that persons beneficially holding ADSs through a bank, broker or other nominee that wish to provide voting instructions with respect to the securities represented by such ADSs must follow the voting instruction requirements of, and adhere to the deadlines set by, such bank, broker or other nominee.  Such requirements and deadlines will differ from those set forth herein for registered holders of ADSs.

For more information, contact:  Deutsche Bank Trust Company Americas

Depositary Receipts

Tel 212-250-9100